As filed with the Securities and Exchange Commission on February 7, 2003

Registration No. 333-101724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE ALLIED DEFENSE GROUP, INC

(formerly, ALLIED RESEARCH CORPORATION)

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

04-2281015

(I.R.S. employer identification number)

8000 Towers Crescent Drive, Suite 260, Vienna Virginia 22182

(703) 847-5268

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles A. Hasper

Chief Financial Officer

The Allied Defense Group, Inc.

8000 Towers Crescent Drive, Suite 260

Vienna, Virginia 22182

(703) 847-5268

(703) 847-5334 (Fax)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

James E. Baker, Jr.
Baxter, Baker, Sidle, Conn & Jones, P.A.
120 E. Baltimore Street
Baltimore, Maryland 21202
(410) 385-8122
(410) 230-3801 (Fax)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

ii

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed Maximum offering price per share		Proposed Maximum aggregate offering price	Amount of registration fee

Common Stock, $0.10 par value	384,959		$16.00	(3)	$6,159,344	$567

Common Stock issuable upon conversion of debenture	600,000	(2)	$25.00	(4)	$15,000,000	$1,380

Common Stock issuable upon exercise of stock purchase warrant	15,000		$28.75	(5)	$431,250	$40

Total					$21,590,594	$1,987

(1)	Pursuant to Rule 416, we are also registering such indeterminate number of shares of common stock as may be issued from time to time as a result of stock splits, stock dividends and the like.
(2)	Represents 200% of the shares issuable upon conversion of the convertible debenture as required by our registration rights agreement.
(3)	Estimated pursuant to Rule 457(c) based on the average of the high and low prices of the common stock on December 2, 2002.
(4)	Determined pursuant to Rule 457(g), being the conversion price of the convertible debenture ($25.00).
(5)	Determined pursuant to Rule 457(g), being the exercise price of the stock purchase warrant ($28.75).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

iii

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, and is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2003

PROSPECTUS

THE ALLIED DEFENSE GROUP, INC.

(formerly, ALLIED RESEARCH CORPORATION)

999,959 SHARES OF COMMON STOCK

The selling stockholders listed on page 11 of this prospectus are offering and selling up to 999,959 shares of our common stock. These shares have been and may be issued in connection with financing and acquisition transactions. The selling stockholders may offer the shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds of the sales of the shares by the selling stockholders. If the stock purchase warrant is exercised, we will receive the proceeds of such exercise.

Our common stock trades on the American Stock Exchange under the symbol “ADG”. On February 4, 2003, the last reported sale price of our common stock was $16.20 per share.

Our principal offices are located at 8000 Towers Crescent Drive, Suite 260, Vienna, Virginia 22182. Our telephone number is (703) 847-5268. Our internet address is www.allieddefensegroup.com. The information on our internet website is not incorporated by reference in this prospectus.

We changed our corporate name to “The Allied Defense Group, Inc.” effective January 2, 2003.

These securites involve a high degree of risk. See “Risk Factors” commencing on Page 3.

Neither the Securities and Exchange Commission nor any securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February    , 2003.

PROSPECTUS SUMMARY

This prospectus relates to the resale of up to 999,959 shares of our common stock issued in connection with two acquisition transactions, and which may be issued upon conversion of a convertible debenture and exercise of a stock purchase warrant. Resales may be made by the selling stockholders listed on page 11 of this prospectus.

This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks discussed under “Risk Factors” beginning on page 3.

THE COMPANY

We own and manage a strategic portfolio of defense and security businesses. We currently operate in four business segments: the development and production of ammunition and weapon systems through our Belgian-based subsidiary, MECAR S.A.; the manufacture, distribution and service of security products for industry and government through our Belgian-based subsidiaries known as the VSK Group and our California-based subsidiary, News/Sports Microwave Rental, Inc.; the development and sale of battlefield effects simulators through our Texas-based subsidiary, Titan Dynamics Systems, Inc.; and the development and sale of environmental security and safety products through our California-based subsidiary SeaSpace Corporation.

MECAR’s ammunition and weapon systems business has provided the principal portion of our revenue. MECAR has historically sold the vast majority of its products to two agencies of The Kingdom of Saudi Arabia and to the Belgium government. While MECAR has had some success in broadening its customer base, it still generates the vast majority of its revenue from sales to its traditional customer base.

The VSK Group sells its electronic security products and services in Belgium and in surrounding European countries. The VSK Group is a group of four (4) Belgian-based companies acquired by us during the period 1994 – 1999.

We have recently sought to further expand our portfolio of defense and security companies by strategic acquisitions. In December, 2001, we acquired News/Sports Microwave Rental, Inc., a California-based manufacturer of microwave surveillance systems. In 2002, we have acquired Titan Dynamics Systems, Inc., a Texas-based military battlefield effects simulator manufacturer, and SeaSpace Corporation, a California-based integrator of systems for collecting and analyzing satellite-generated weather and environmental information.

In late June, 2002, we sold for $7.5 million a convertible debenture and a stock purchase warrant to a single investor. The debenture is currently convertible at the election of the investor into shares of our common stock at $25.00 per share. The debenture bears interest at the rate of eight percent (8%) per year, payable on January 1 and July 1 of each year. We can elect to pay principal and/or interest in cash or in registered shares of our common stock at a ten percent (10%) discount to the then current market price of our stock. If we make this election, we could be issuing shares of our stock at a per share price significantly lower than the $25.00 per share conversion price. The debenture matures in ten (10) equal monthly principal installments of $750,000 commencing June 28, 2003.

The investor can choose to convert all or a portion of the principal amount outstanding into shares of common stock at any time before maturity. The debenture is currently convertible into 300,000 shares of common stock at a fixed conversion price of $25.00 per share. In the event that we sell shares of common stock at a price less than $25.00 per share, the fixed conversion price of the debenture generally shall be reduced based on a weighted average adjustment (subject to certain exceptions). The debenture also contains antidilution provisions for stock dividends, stock splits or combinations and reclassifications. To date, the investor has not converted any portion of the debenture.

The warrant is exercisable for a total of 15,000 shares of common stock at an exercise price of $28.75 payable in cash. The warrant is exercisable until June 28, 2006. The number of shares issuable upon exercise and the exercise price are subject to adjustment in the event of stock dividends, stock splits, combinations or reclassifications of common stock as well as sales of our shares at less than $25.00 per share (subject to exceptions). To date the investor has not converted any portion of the warrant.

We have further agreed with the investor that in certain circumstances (including our stock price closing in excess of $32.50 per share for twenty consecutive trading days) we can elect to sell an additional convertible debenture and warrant to the investor for up to $3.75 million or in certain circumstances (including our stock price closing in excess of $25.00 per share for five consecutive trading days) the investor can elect to purchase from us an additional convertible debenture and warrant for up to $3.75 million. If we issue an additional convertible debenture and warrant, the shares of our stock issuable upon conversion of the additional debenture and exercise of the additional warrant will not be covered by this prospectus but will be registered for resale by a separate registration statement and prospectus.

Our registration rights agreement with the investor requires us to register two hundred percent (200%) of the number of shares initially issuable under the debenture we sold in late June, 2002. Since the debenture is initially convertible into 300,000 shares of our common stock, we have registered 600,000 shares for potential issuance to and resale by the investor. The additional 300,000 shares are being registered in the event we are required to issue more than 300,000 shares under the debenture. This could occur if the fixed conversion price of $25.00 per share is reduced due to certain future issuances of our stock at less than $25.00 per share. It could also occur if we elect to satisfy any or all of our principal and/or interest payment obligations under the debenture in shares of our registered stock which could be at a per share price substantially lower than the fixed conversion price.

RISK FACTORS

You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our shares. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements made in this prospectus.

OUR FINANCIAL RESULTS CONTINUE TO BE LARGELY INFLUENCED BY THE RESULTS OF MECAR.

MECAR, our Belgian ammunition manufacturer, continues to provide the principal portion of our revenues. In 2001, 2000 and 1999, MECAR contributed 80%, 81% and 65%, respectively, of our annual revenue.

AT MECAR, OUR REVENUE CONTINUES TO BE CONCENTRATED AMONG A SMALL NUMBER OF OUR CUSTOMERS.

A significant percentage of our revenue is concentrated among a relatively small number of end user customers. During the last five (5) calendar years, two agencies of The Kingdom of Saudi Arabia and Belgium have averaged approximately 78%, 81%, 59%, 85% and 81%, of our revenue, respectively. The loss of a significant customer or a substantial decrease in sales to such a customer would have a material adverse effect on our revenue and operating results.

MECAR DEPENDS UPON AN INDEPENDENT DISTRIBUTOR FOR THE SALE OF PRODUCTS AND ANY DISRUPTION IN THIS RELATIONSHIP COULD ADVERSELY AFFECT US.

MECAR currently sells and supports its products to its principal customers in The Kingdom of Saudi Arabia through an independent distributor. Any disruption or termination of this distributor relationship could negatively impact our operations.

WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS AND OUR CUSTOMERS MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME.

We generally do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly, while we have served our principal customers for many years, our customers can cease purchasing our products at any time without penalty.

OUR MARKETS FOR AMMUNITION SALES ARE LIMITED BY THE AVAILABILITY OF BELGIAN EXPORT LICENSES.

Belgian law requires that MECAR obtain a government-issued export license to ship its ammunition products to other countries for each order it receives. From time to time, MECAR has been forced to decline an order from a customer due to refusal of the government to issue the export license. Such refusals have been based on actual or perceived deficiencies of the recipient country’s government or other reasons. Failure to obtain export licenses for sales to MECAR’s traditional customer base would adversely affect our operations and financial results.

OUR SUPPLIERS HAVE FROM TIME TO TIME BEEN LATE IN DELIVERY OF KEY SUPPLIES WHICH HAS DELAYED OUR PRODUCTION AND HAD A NEGATIVE EFFECT ON OUR FINANCIAL RESULTS.

MECAR’s operations are independent on the ability of certain suppliers to deliver supplies on a timely basis. From time to time, MECAR has experienced substantial delays in receipt of needed supplies which has caused delays in MECAR’s production activities and which in turn has resulted in delays in recognition of revenue under the percentage of completion method of accounting.

FIRES OR EXPLOSIVE INCIDENTS MAY DISRUPT MECAR’S BUSINESS.

MECAR’s products frequently involve the manufacture and/or handling of a variety of explosive and flammable materials. From time to time in the past, this manufacturing and/or handling has resulted in incidents that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for workplace injuries. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have an adverse effect on our business, financial condition or results of operations.

MECAR’S UNION WORKFORCE COULD ADVERSELY AFFECT OUR BUSINESS.

MECAR’s employees are covered by union agreements. Our inability to negotiate acceptable contracts with the unions upon expiration of these contracts could result in strikes or work stoppages or increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, we could experience a significant disruption of our operations or higher ongoing labor costs, either of which could adversely affect our business, financial condition or results of operations.

WE MAY EXPERIENCE PRODUCT FAILURES, SCHEDULE DELAYS OR OTHER PROBLEMS WITH EXISTING OR NEW PRODUCTS AND SYSTEMS, ANY OF WHICH COULD ADVERSELY IMPACT OUR BUSINESS.

We may experience product and service failures, schedule delays and other problems in connection with the manufacture or delivery of our products. In addition to any costs resulting from product warranties, contract performance or required remedial action, these failures may result in increased costs or loss of revenues due to postponement of subsequently scheduled product and service deliveries. Performance penalties could also be imposed should we fail to meet delivery schedules or other measures of contract performance.

OUR BUSINESS IS SUBJECT TO MANY FACTORS THAT COULD CAUSE OUR QUARTERLY OR ANNUAL OPERATING RESULTS TO FLUCTUATE AND OUR STOCK PRICE TO BE VOLATILE.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of the investor community, the trading price of our common stock could significantly decline. Some of the factors that could affect our quarterly or annual operating results include:

•	the timing and amount of, or cancellation or rescheduling of, orders for our products;

•	our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions, announcements and new product introductions;

•	our ability to achieve cost reductions;

•	our ability to achieve and maintain production volumes and quality levels for our products;

•	the volume of products sold and the mix of distribution channels through which they are sold;

•	the loss of any one of our major customers or a significant reduction in orders from those customers; and

•	increased competition, particularly from larger, better capitalized competitors.

Due to these and other factors, quarterly revenue, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

BECAUSE WE SELL SOME OF OUR PRODUCTS IN COUNTRIES OTHER THAN THE UNITED STATES, WE MAY BE SUBECT TO POLITICAL, ECONOMIC, AND OTHER CONDITIONS THAT COULD RESULT IN REDUCED SALES OF OUR PRODUCTS AND WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Sales to customers outside the U.S. has historially accounted for the vast majority of our revenue. Accordingly, we are subject to the political, economic and other conditions affecting countries or jurisdictions other than the U.S., including the Middle East, Europe and Asia. Any interruption or curtailment of trade between the countries in which we operate and their present trading partners, change in exchange rates, a significant shift in trade policies or a significant downturn in the political, economic or financial condition of these countries could cause demand for and sales of our products to decrease, cause disruption of our supply channels or otherwise disrupt our operations, cause our costs of doing business to increase, or subject us to increased regulation including future import and export restrictions, any of which could adversely affect our business.

OUR INTELLECTUAL PROPERTY IS IMPORTANT TO US AND WE RISK LOSS OF A VALUABLE ASSET IF WE CANNOT ADEQUATELY PROTECT IT.

We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual obligations to protect our technology. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary information and technology, our business, financial condition and results of operations could be materially adversely affected.

WE ARE DEPENDENT UPON KEY PERSONNEL WHO WOULD BE DIFFICULT TO REPLACE AND WHOSE LOSS COULD IMPEDE OUR DEVELOPMENT.

We are highly dependent on key personnel to manage our businesses, and their knowledge of business, management skills and technical expertise would be difficult to replace. The loss of key employees could limit or delay our ability to develop new products and adapt existing products to our customers’ evolving requirements and would also result in lost sales and diversion of management resources.

Because of competition for additional qualified personnel, we may not be able to recruit or retain necessary personnel, which could impede development or sales of our products. Our growth depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in our industry. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to develop and market our products and perform services for our customers.

Our chairman and chief executive officer has recently announced that he will be leaving as chief executive officer in mid-2003. He will remain as the chairman of the board of our company. We have recently announced that our current chief operating officer will become our chief executive officer.

ACQUISITIONS MAY HAVE ADVERSE CONSEQUENCES FOR OUR BUSINESS.

We have begun to implement an aggressive growth through acquisition business strategy. In late 2001 and during 2002, we completed the acquisitions of News/Sports Microwave Rental, Inc., Titan Dynamics Systems, Inc. and SeaSpace Corporation. We will continue to review opportunities to acquire and may acquire other businesses. However, we cannot be sure that we will be able to locate suitable acquisition opportunities. The acquisitions that we have completed and which we may complete in the future could result in the following, any of which could seriously harm our results of operations or the price of our stock: (i) issuances of equity securities that would dilute the percentage ownership of our current stockholders; (ii) large one-time write-offs; (iii) the incurrence of debt and contingent liabilities; (iv) difficulties in the assimilation and integration of the acquired companies; (v) diversion of management’s attention from other business concerns; (vi) contractual disputes; (vii) risks of entering geographic and business markets in which we have no or only limited prior experience; and (viii) potential loss of key employees of acquired organizations.

WE HAVE ADDED A DEBT BURDEN THAT COULD ADVERSELY AFFECT OUR FUTURE OPERATIONS.

We have recently sold a $7.5 million convertible debenture and we may incur additional indebtedness in order to carry out our growth acquisition business strategy. There is no assurance that cash flow from our traditional and newly acquired operating entities will be sufficient to timely repay this debt. If we use shares of common stock to satisfy this indebtedness, these shares must be issued at a ten percent (10%) discount to the then current market price of our stock which could be significantly lower than the $25.00 per share conversion price.

WE MAY FACE DIFFICULTIES IN OBTAINING NEEDED FINANCINGS.

Our acquisition strategy will likely require additional equity or debt financings. Such financings could also be required to support our traditional and recently required operating units. We have no committed sources of such additional financings. There is no assurance that we will be able to obtain such financings to fuel our growth strategy and support our existing businesses.

OUR OPERATIONS MAY BE INSUFFICENT TO PAY FOR OUR INCREASED OVERHEAD.

We have experienced increased overhead costs and if we are successful in continuing to acquire additional companies we expect our overhead costs to further increase. There can be no assurance that our operating units will generate sufficient excess cash flow to support these increased overhead costs.

WE MAY NOT BE ABLE TO CONTINUE TO SUCCESSFULLY COMPETE IN THE HIGHLY COMPETITIVE DEFENSE AND SECURITY SECTORS AGAINST COMPETITORS WITH GREATER RESOURCES.

The defense and security industries are highly competitive. We face substantial competition throughout the world. We believe that to remain competitive, we will require significant financial resources in order to develop new products, offer a broader range of products and invest in research and development.

Many of our existing and potential competitors have substantially greater financial resources, more extensive engineering, manufacturing, marketing, customer service capabilities and greater name recognition. We expect our competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved performance characteristics.

CURRENCY FLUCTUATIONS, ESPECIALLY IN THE EUROPEAN EURO, MAY SIGNIFICANTLY AFFECT OUR RESULTS OF OPERATIONS.

The exchange rates for local currencies in countries where we operate may fluctuate in relation to the U.S. dollar that could result in currency translation losses. We operate extensively in Europe where the Euro is the local currency. Our foreign operations, including payments from certain customers and payments to our suppliers, are typically funded in the local currency. Any changes in the value of the U.S. dollar against the currency could have an adverse effect on our financial condition and results of operations.

SINCE WE DO NOT INTEND TO DECLARE DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE, THE RETURN ON YOUR INVESTMENT WILL DEPEND UPON APPRECIATION OF THE MARKET PRICE OF YOUR SHARES.

We have never paid any cash dividends on our common stock. Our board of directors does not intend to declare any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business operations and for expansion of our portfolio of defense and security businesses. As a result, the return on your investment will depend upon any appreciation in the market price of our common stock.

THE PRICE OF OUR COMMON STOCK IS HIGHLY VOLATILE.

The price of our common stock is highly volatile. During the period from January 1, 2001 to December 31, 2002, the closing price of our common stock has ranged from a high of $28.04 to a low of $6.15. The volatile fluctuations of the market price are based on (1) the number of shares we may be required to issue in the future, compared to the market demand for our shares; (2) our performance and meeting expectations of our performance, including the development and commercialization of our products and proposed products; (3) market conditions for companies in the small capitalization sectors; and (4) general economic and market conditions.

WE HAVE 1.6 MILLION SHARES OF OUR COMMON STOCK RESERVED FOR FUTURE ISSUANCES WHICH CAN SUBSTANTIALLY DILUTE THE VALUE OF YOUR COMMON STOCK.

The issuance of reserved shares would dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. As of October 31, 2002, we have approximately 1.6 million shares of common stock reserved for possible future issuance upon conversion of debentures, options and warrants, which number includes 615,000 shares of common stock included in this prospectus. These debentures, options and warrants are convertible into or exercisable for shares of common stock at prices that may represent discounts from future market prices of the common stock. If we elect to satisfy our principal and/or interest payment obligations under our $7.5 million convertible debenture in shares of our registered stock, these shares will be issued at a ten percent (10%) discount to the then current market price of our stock which could be significantly lower than the $25.00 per share conversion price. The conversion or exercise of these debentures, options or warrants could result in substantial dilution to existing holders of common stock. In addition, we will seek additional financing which may result in the issuance of additional shares of our stock and/or rights to acquire additional shares of our stock.

BECAUSE OF THE RIGHTS AGREEMENT AND “ANTI-TAKEOVER” PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS, A THIRD PARTY MAY BE DISCOURAGED FROM MAKING A TAKEOVER OFFER WHICH COULD BE BENEFICIAL TO OUR STOCKHOLDERS.

On June 6, 2001, we adopted a revised shareholder rights plan. The effect of this rights plan and of certain provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws, and the anti-takeover provisions of the Delaware General Corporation Law, could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the common stock and result in the market price being lower than it would be without these provisions.

FUTURE SALES OF SHARES MAY DEPRESS THE STOCK PRICE.

If the selling stockholders sell a substantial number of shares of our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of the common stock could decrease. Such a decrease could make it difficult for us to raise capital by selling stock or to pay for acquisitions using stock. To the extent outstanding convertible debentures, options or warrants are exercised or additional shares of capital stock are issued, existing stockholders may incur additional dilution. In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends and similar events, the debenture and the stock purchase warrant provide for a reduction of the conversion/exercise prices if we issue shares of common stock at prices lower than the conversion/exercise prices.

BECAUSE OF LIKELY FLUCTUATIONS IN THE PRICE OF OUR STOCK, WE MAY BE SUBJECT TO CLASS ACTION LITIGATION THAT COULD DISTRACT MANAGEMENT AND RESULT IN SUBSTANTIAL COSTS.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our operations and sales of our products, which would have a negative impact on our financial condition and results of operations.

SELLING STOCKHOLDERS

This prospectus covers the resale of up to 999,959 shares of our common stock as follows:

•
We sold to a single investor a convertible debenture and a stock purchase warrant. The debenture is initially convertible into 300,000 shares of our common stock and up to 15,000 shares of our common stock may be issued upon exercise of the warrant. As required by our agreement with the investor, we are registering two hundred percent (200%) of the number of shares currently issuable upon conversion of the debenture in the event that more than 300,000 shares are issuable under the convertible debenture. Our agreement with the investor may result in the sale of an additional convertible debenture and an additional warrant which are not covered by this prospectus.

•
In connection with our acquisition of News/Sports Microwave Rental, Inc. and SeaSpace Corporation, we issued 384,959 shares of our common stock to 32 individuals and entities. In these acquisitions, we agreed to include these stockholders in any registration of our common stock.

The following information is based upon information provided by the selling stockholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

The following table sets forth the name of the selling stockholders, the number of shares of common stock owned beneficially as of December 31, 2002, and the number of shares which may be offered pursuant to this prospectus. Because the selling stockholders may offer all, some or none of its common stock, no definitive number of shares thereof that will be held by the selling stockholders after such offering can be provided.

Name of Selling Stockholders	Shares Beneficially Owned at December 31, 2002	Maximum Number of Shares Being Offered	Shares Beneficially Owned After Offering (4)
Riverview	315,000	615,000	0
Group, LLC (1), (2), (3)

DeLois Brewer and	176,334	176,334	0
Everett Shilts

Linda S. Bernstein	95,594	95,594	0
Robert L. Bernstein	83,598	83,598	0
Aaron Bernstein	4,123	4,123	0
Sarah Bernstein	4,123	4,123	0
Alan Bretschneider	536	536	0
Dave Brooks	268	268	0
Anna DeCima	16	16	0
Greg DeCow	27	27	0
Joe Fahle	5,623	5,623	0
Joseph Feeley	80	80	0
Bonnie Granzow	54	54	0
Helen Hoke	16	16	0
Mark Magnano	268	268	0
Linda Maze	1,874	1,874	0
Mark McGuire	16	16	0
Narriman McNair	27	27	0
Sean McNair	3,749	3,749	0
Mike Mullenniex	803	803	0
Kota Prasad	16	16	0
Chris Raynor	14	14	0
Dave Seielstad	27	27	0
Lei Shi	16	16	0
Hae-Yong Shin	3,749	3,749	0
Ray Slanina	536	536	0
Arthur Suazo	16	16	0
Dan Waltman	27	27	0
Robert Wamble	54	54	0
David Wilensky	536	536	0
Ted Young	2,812	2,812	0
Jane Zeer	27	27	0

(1)
The 615,000 shares consists of two hundred percent (200%) of the number of shares which may be issued upon conversion of a convertible debenture at $25.00 per share as required by our registration rights agreement and 15,000 shares which may be acquired by exercise of a stock purchase warrant.

(2)	The number of shares of common stock to be issued upon conversion of the debenture and exercise of the stock purchase warrant is subject to adjustment to include such additional number of shares of common stock as may be issued by reason of any stock split, stock dividend or other dilutive transaction involving the common stock in accordance with Rule 416 under the Securities Act.

(3)	Pursuant to the terms of the convertible debenture and the stock purchase warrant, such instruments are exercisable only to the extent that the number of shares of common stock issuable, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying any unexercised portion of the stock purchase warrant or any other warrant) would not exceed 9.9% of the then outstanding common stock as determined in accordance with Section 13(a) of the Exchange Act.

(4)	Assumes full conversion of the debenture, full exercise of the warrant and the sale of all such shares of common stock in this offering.

Riverview Group, LLC has informed us that Robert Williams, the Chief Financial Officer of Riverview, has sole voting and dispositive power over our securities sold to Riverview.

Riverview Group, LLC has informed the Company that Riverview purchased our securities in the ordinary course of Riverview’s business and at the time of the purchase of our securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Each of the individual selling stockholders became an employee of a subsidiary of our company at the closing of the purchase of each of News/Sports Microwave Rental, Inc. and SeaSpace Corporation.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 30,000,000 shares of common stock, $.10 par value, and 1,000,000 shares of preferred stock, $1.00 par value. As of the close of business on December 31, 2002, there were 5,474,813 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. In the event of the dissolution of our company, the holders of common stock are entitled to share ratably in the assets legally available for distribution to its shareholders after the payment of the liquidation preference of any outstanding preferred stock. The holders of the common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments. The common stock currently outstanding is, and the common stock issued in this offering will be, validly issued, fully paid and nonassessable.

Except as otherwise provided in our charter or required by law, the holders of shares of common stock are entitled to one vote per share on all matters to be voted on by shareholders and do not have the right of cumulative voting in connection with elections for directors, which means the holders of more than half the outstanding shares of common stock can elect all of the directors.

We are also authorized to issue 1,000,000 shares of preferred stock. Our Board of Directors is authorized to issue the preferred stock in one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations, or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting each series and the designation of such series. The Board of Directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting rights of the holders of the common stock.

One of the effects of the preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the management.

Each share of our common stock trades with and has attached to it a right to purchase shares of preferred stock. The terms of the rights are set forth in a Rights Agreement dated as of June 6, 2001, between our company and Mellon Investor Services, LLC, as Rights Agent. Each right entitles the holder to purchase from us one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share, at a price of $50, subject to adjustment. The rights are currently evidenced by common stock certificates and are not exercisable until the earlier of:

•
the tenth day following the date of public announcement that a person or group of affiliated or associated persons has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of our common stock without the prior express written consent of the Board of Directors; or

•
the tenth day following the commencement of a tender offer or exchange offer by a person, without the prior written consent of the Board of Directors, which offer, upon consummation would result in such person’s control of 15% or more of our common stock.

If not exercised by the holders or earlier redeemed or exchanged by us, the rights will expire on May 31, 2011. The purchase price payable, and the number of shares of Series B preferred stock or other securities or property issuable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution by action of the Board of Directors and in circumstances described in the Rights Agreement.

For more information regarding the rights attached to our common stock, you may refer to the Form 8-K filed with the Securities and Exchange Commission on June 25, 2001.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus may be sold from time to time by the selling stockholders and their pledgees, donees, transferees, distributees or other successors-in-interest. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of the sale of common stock. The selling stockholders may sell shares on the American Stock Exchange or otherwise, at market prices or at negotiated prices, by one or a combination of the following:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of an exchange;

•	ordinary distribution in accordance with the rules of an exchange;

•	in privately negotiated transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder, be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale.

In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In addition, broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities and Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

The selling stockholders and any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. Because the selling stockholders may be deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

We have agreed to indemnify Riverview Group, LLC against certain liabilities, including certain liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders, but we will receive the exercise price in the event the stock purchase warrant is exercised.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby was passed upon for us by Baxter, Baker, Sidle, Conn & Jones, P.A. of Baltimore, Maryland.

EXPERTS

Our consolidated financial statements as of December 31, 2001, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Grant Thornton, LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549 or at its regional public reference rooms in New York, New York or Chicago, Illinois. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including us) may be found.

This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-101724). The registration statement contains more information than this prospectus regarding our company and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate” by reference into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

Our Annual Report on Form 10-K for the year ended December 31, 2001.

Our Quarterly Reports on Forms 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002.

Our Current Reports on Forms 8-K filed on January 8, 2002, June 12, 2002, July 8, 2002, August 1, 2002 and January 6, 2003.

You may request a copy of these documents, at no cost, by writing or telephoning us at:

The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182
Attn: John G. Meyer, Jr., President
Telephone: (703) 847-5268

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING INFORMATION

Some of the statements made in this prospectus or in the documents incorporated by reference are not statements of historical fact but are forward-looking statements. A number of risks and uncertainties, including those discussed under the caption “Risk Factors” above and the documents incorporated by reference, could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of such expenses are being borne by us. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the American Stock Exchange listing fee.

Securities and Exchange Commission registration fee	$1,987.00
Legal fees and expenses	$10,000.00
Accounting fees and expenses	$5,000.00
American Stock Exchange National Market listing fee	$13,999.00
Miscellaneous	$5,000.00
Total	$35,986.00

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our certificate of incorporation, as amended, provides that a director shall not be personally liable to us or our stockholders for monetary damages except to the extent that elimination or limitation of liability is not permitted under Delaware law.

Our by-laws provide for the indemnification of our officers and directors to the fullest extent permitted by Delaware law.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify such directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding.

We currently maintain an insurance policy which, within the limits and subject to its terms and conditions, covers certain expenses and liabilities that may be incurred by our directors and officers.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

See the Exhibit Index attached to this Registration Statement and incorporated by reference.

ITEM 17.    UNDERTAKINGS

A.        The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post- effective amendment to this               Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective         amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which               remain unsold at the termination of the offering.

B.    The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.    Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Virginia, on January 23, 2003.

THE ALLIED DEFENSE GROUP, INC. (formerly, ALLIED RESEARCH CORPORATION)

By:	/s/ J. H. Binford Peay, III
J. H. Binford Peay, III Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ J. H. Binford Peay, III J. H. Binford Peay, III	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 23, 2003

/s/ Jay R. Sculley Jay R. Sculley	Director	January 23, 2003

/s/ Clifford C. Christ Clifford C. Christ	Director	January 23, 2003

/s/ Harry H. Warner Harry H. Warner	Director	January 23, 2003

/s/ Gilbert F. Decker Gilbert F. Decker	Director	January 23, 2003

/s/ Ronald H. Griffith Ronald H. Griffith	Director	January 23, 2003

/s/ John G. Meyer, Jr. John G. Meyer, Jr.	President and Secretary	January 23, 2003

/s/ Charles A. Hasper Charles A. Hasper	Treasurer and Chief Financial Officer	January 23, 2003

/s/ Gresford Gray Gresford Gray	Director of Accounting	January 23, 2003

THE ALLIED DEFENSE GROUP, INC.
(formerly, ALLIED RESEARCH CORPORATION)

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

4.1	Purchase Agreement, dated as of June 28, 2002, by and between Allied Research Corporation and Riverview Group, LLC (incorporated by reference to Form 8-K filed on July 8, 2002).

4.2	8% Convertible Debenture Series A, dated as of June 28, 2002, executed by Allied Research Corporation (incorporated by reference to Form 8-K filed on July 8, 2002).

4.3	Common Stock Purchase Warrant, dated as of June 28, 2002, executed by Allied Research Corporation (incorporated by reference to Form 8-K filed on July 8, 2002).

4.4	Registration Rights Agreement, dated as of June 28, 2002, by and between Allied Research Corporation and Riverview Group, LLC (incorporated by reference to Form 8-K filed on July 8, 2002).

5.1.	Opinion of Baxter, Baker, Sidle, Conn & Jones, P.A.

23.1	Consent of Grant Thornton, LLP

23.2	Consent of Baxter, Baker, Sidle, Conn & Jones, P.A. (included in Exhibit 5.1)